UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Immune Network Ltd.
(Translation of registrant's name into English)

1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X ] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

British Columbia QUARTERLY REPORT
Securities Commission Form 51-901F

Issuer Details Name of Issuer IMMUNE NETWORK LTD.	For Quarter Ended June 30, 2002		Date of Report Y M D 02 08 29
Issuer's Address 202 - 1768 w. 3rd AvEnue
City Province Vancouver B.C.	Postal Code V6J 1K4	Issuer Fax No. (604) 733-6631	Issuer Telephone No (604) 733-6623
Contact Person ALLEN BAIN	Contact's Position President & CEO		Contact Telephone No. (604) 733-6808
Contact Email Address info@immunenetwork.com		Web Site Address www.immunenetwork.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
Director's Signature /s/ Allen I. Bain	Print Full Name ALLEN I. BAIN	Date Signed Y M D 02 08 29
Director's Signature /s/ Mark K. Glusing	Print Full Name Mark K. Glusing	Date Signed Y M D 02 08 29

IMMUNE NETWORK LTD.
Amalgamated under the Company Act of British Columbia (a development stage enterprise) (unaudited - prepared by management) (expressed in Canadian Dollars)

CONSOLIDATED BALANCE SHEETS

	As at June 30	As at December 31

	2002	2001
	$	$
ASSETS
Current
Cash and cash equivalents	11,563	38,746
Accounts receivable	8,822	11,555
Deposits and prepaid expenses	25,756	83,438
	46,141	133,739
Capital assets	96,427	150,332
Intellectual properties	183,159	190,240
Long-term investments	-	321,144
	325,727	795,455

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	478,884	431,569
Loan payable to shareholder	105,518	-
Current portion of obligations under capital leases	28,094	28,850
	612,496	460,419

Obligations under capital leases	21,557	34,585
	634,053	495,004

Shareholders' equity
Preferred shares	-	7,532,021
Common shares [note 3.b]	25,555,417	17,887,253
Share Subscription	95,995	-
Contributed surplus	57,589	57,589
Deficit	(26,017,327)	(25,176,412)
	(308,326)	300,451
	325,727	795,455

On behalf of the Board:

/s/ Allen I. Bain	/s/ Mark K. Glusing
Allen I. Bain, Director	Mark Glusing, Director

IMMUNE NETWORK LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2002

IMMUNE NETWORK LTD.
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
	Six month period ended June 30, 2002 $	Six month period ended June 30, 2001 $	Three month period ended June 30, 2002 $	Three month period ended June 30, 2001 $

REVENUE
Interest Income	45	13,743	4	708
	45	13,743	4	708

EXPENSES
Research and development	238,622	4,134,736	98,500	2,132,349
General and administrative	439,419	560,086	276,616	296,023
Amortization	97,717	111,028	48,321	51,412
Loss on writedown property		94,682		94,682
	775,758	4,900,532	423,437	2,574,466
Loss before undernoted items	775,713	4,886,789	423,433	2,573,758

Interest on long-term liability	-	105,593	-	44,842
Interest on capital leases	4,920	7,382	2,293	3,554
Capital Loss	60,282	(11,675)	3,208	(11,675)
Dividend Income		(74,016)		(74,016)
	65,202	27,284	5,501	(37,295)
Loss from continuing operation for the period	840,915	4,914,073	428,934	2,474,686

Loss from discontinued operation for the period	-	621,267	-	140,211

Deficit, beginning of period	25,176,412	12,427,133	25,588,393	12,427,133

Deficit, end of period	26,017,327	17,962,473	26,017,327	17,962,473

Loss per common share
Continuing operation	0.06	0.78	0.03	0.39
Discontinued operation	-	0.10	-	0.02

Weighted average number of
outstanding shares [note 2]	13,352,749	6,332,141	13,352,749	6,332,141

IMMUNE NETWORK LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2002

IMMUNE NETWORK LTD. (a development stage enterprise) (unaudted - prepared by management) (expressed in Canadian Dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six month period ended June 30, 2002 $	Six month period ended June 30, 2001 $	Three month period ended June 30, 2002 $	Three month period ended June 30, 2001 $

OPERATING ACTIVITIES
Loss for the period	(840,915)	(5,535,340)	(428,934)	(2,676,674)
Items not involving cash
Amortization	97,717	672,668	48,321	332,229
Amortization of deferred charges	-	19,076	-	8,876
Minority interest in loss from subsidiary	-	(312,700)	-	(31,007)
Dilution gain amortization	-	(90,770)	-	(45,386)
Equity in loss from significantly influenced companies	-	1,182,096	-	579,405
Gain on Disposal of shares in Azure Dynamics	-	(936,663)	-	(936,663)
Loss on disposal of Long-term Investment	60,282	94,682	2,294	94,682
Long term liability for clinical research	-	409,133	-	348,379
	(682,916)	(4,497,818)	(378,319)	(2,326,159)

Accounts receivable	2,733	(88,679)	1,334	(69,806)
Unbilled revenue	-	(31,816)	-	(20,758)
Government grants receivable	-	10,000	-	7,500
Investment tax credit and taxes recoverable	-	94,077	-	94,112
Deposits and prepaid expenses	57,682	90,532	59,945	70,480
Accounts payable and accrued liabilities	47,315	2,347,170	39,033	1,833,003
Taxs payable	-	213,000	-	213,000
Receivable on sale of shares	-	(750,000)	-	(750,000)
Unearned revenue	-	36,792	-	(63,168)
Cash used in operating activities	(575,185)	(2,576,741)	(278,007)	(1,011,795)

FINANCING ACTIVITIES
Proceeds from
share subscription received	95,995	-	95,995	-
special warrants		(75,000)	-	(75,000)
Proceeds from issuance of common shares	136,143	96,981	80,000	75,000
Repayment (advance) of loan from (to) officer	-	-	-	-
Payment on obligations under capital leases	(13,785)	(65,453)	(7,066)	(32,308)
Loan from Shareholder	105,518	-	73,217	-
Dividend on common shares	-	(38,484)	-	(38,484)
Cash provided by financing activities	323,871	(81,956)	242,146	(70,792)

INVESTING ACTIVITIES
Purchase of intellectual properties	(36,731)	(8,712)	(20,746)	(8,712)
Proceeds from disposition of Azure	-	1,037,500	-	1,037,500
Purchase of capital assets	-	(140,364)	-	(70,885)
Proceeds on sale of long-term investment	260,862	(291,888)	46,615	8,152
Purchase of short term investment	-	(50,712)	-	5,538
Cash used in investing activities	224,131	545,824	25,869	971,593

Increase (decrease) in cash and
cash equivalents	(27,183)	(2,112,873)	(9,992)	(110,994)
Cash and cash equivalents, beginning
of period	38,746	2,578,731	21,555	576,852
Cash and cash equivalents, end of period	11,563	465,858	11,563	465,858

IMMUNE NETWORK LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE TO THE FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial information. These interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto included as part of the Company's 2001Annual Report filed with the appropriate Securities Commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and deficit, and cash flows at June 30, 2002 and for all period presented , have been made. Interim results are not necessarily indicative of results of a full year.

2. NET EARNINGS (LOSS) PER COMMON SHARE DATA

Basic loss per common share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding excluding contingently issuable share, if any. Since the Company's stock options and warrants are anti-dilutive, diluted loss per common share is equal to basic loss per common share.

3. SHARE CAPTIAL

(a) Authorized (1)

[i] 200,000,000 voting common shares without par value

[ii] 20,000,000 Class "A" convertible preferred shares, non-voting with par value of $1.00 per share

(1) On June 27th, 2002 - Immune Network Ltd. (OTCBB: IMMKF) announced that at the Annual General Meeting, management's proposed resolutions were passed special resolutions authorizing: (a) the consolidation (reverse split) of the Company's common shares on a ten-for-one basis, every ten common shares before consolidation being consolidated into one common share; (b) the cancellation of the 20,000,000 unissued Class "A" convertible preferred shares, and the alteration of the Articles of the Company by deleting the special rights and restrictions attaching to the Class "A" convertible preferred shares so cancelled; and (c) the increase in the number of authorized common shares on a post-consolidation basis from 20,000,000 to 200,000,000 common shares without par value, the creation of a new class of 20,000,000 preference shares without par value, and the alteration of the Articles of the Company to add special rights and restrictions attaching to the new class of preference shares.

IMMUNE NETWORK LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2002

(b) Issued

i).

	Number	Amount
Common shares	of Shares	$

Issued upon incorporation	0.1	1
Balance at December 31, 1991	0.1	1
Issued for cash pursuant to private placement,
net of issuance costs of $7,848	200,000	492,154
Balance at December 31, 1992 and 1993	200,000	492,155
Issued for cash pursuant to private placement	410,000	48,750
Balance at December 31, 1994	610,000	540,905
Issued for cash pursuant to private placement,
net of issuance costs of $92,100	447,717	753,509
Share purchase loans forgiven	-	(28,800)
Balance at December 31, 1995	1,057,717	1,265,614
Issued for cash pursuant to private placements	212,082	572,620
Issued for technology	3,333	9,000
Issued as payment for subsidiary acquisition	426,331	(19,930)
Issued for cash pursuant to private placement, (net)	105,916	196,063
Issued for cash pursuant to private placement,
net of issuance costs of $431,423	172,500	517,327
Issued for cash upon exercise of options	19,166	42,166
Balance at December 31, 1996 and 1997	1,997,045	2,582,860
Issued for cash pursuant to private placement	40,000	80,000
Issued for cash upon exercise of options	20,000	30,000
Balance at December 31, 1998	2,057,045	2,692,860
Issued for cash pursuant to private placement	36,000	54,000
Issued for cash upon exercise of options	62,500	93,750
Issued for cash upon exercise of warrants	9,750	22,425
Issued for cash pursuant to private placement,
net of issuance costs of $9,576	628,651	933,400
Balance at December 31, 1999	2,793,947	3,796,435
Issued for cash upon exercise of options	242,800	492,885
Issued for cash upon exercise of warrants	556,330	843,975
Issued via conversion of shareholder's loan	20,000	50,000
Issued on acquisition of BC Research Inc.	753,202	4,368,572
Issue for cash appointed of Agents Compensation Options	3,814	20,975
Issued upon conversion of Special Warrants	162,000	243,000
Issued for cash pursuant to private placement,
net of issuance costs of $925,569	1,772,725	7,974,430
Balance at December 31, 2000	6,304,817	17,790,272
Issued for cash upon exercise of warrants	12,323	21,981
Issued upon conversion of Special Warrants	50,000	75,000
Balance at December 31, 2001	6,367,140	17,887,253
Preferred Shares Conversion (net of issuance cost of $1,883,005)	12,993,638	7,531,999
Issue for appointed of consultant services (2)	100,000	80,000
Issued for cash pursuant to private placement	350,000	56,165
Balance at June 30, 2002	19,810,777	25,555,417

(2) On April 1st 2002, the Company entered into a consulting agreement with a third party. The company agreed to issue to the consultant an aggregate of 100,000 fully -paid and non-assessable common share in the capital of the Company, at a deemed price of US$0.50 (at the exchange rate of 1.5935) per share upon completion of the Services.

IMMUNE NETWORK LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2002

ii). The company is processing a private placement, which is on the basis of US$0.10 per unit, each unit converting into one common share and one common share purchase warrant at US$0.15.

At June 30, 2002 Share subscription are as follows:

Number	Amount	Date of	Exercise	Warrants	Proceeds
Of Units	In US.	Subscription	Price	Expiry date	In CAD
250,000	25,000	22-May-02	US$0.10	15-May-04	39,195
40,000	4,000	07-Jun-02	US$0.10	15-May-04	6,129
80,000	8,000	14-Jun-02	US$0.10	15-May-04	12,246
50,000	5,000	19-Jun-02	US$0.10	15-May-04	7,638
100,000	10,000	20-Jun-02	US$0.10	15-May-04	15,511
50,000	5,000	27-Jun-02	US$0.10	15-May-04	7,638
50,000	5,000	30-Jun-02	US$0.10	15-May-04	7,638
620,000	62,000				95,995

(c) Stock option plan

In June 2000, the shareholders approved the Stock Option Plan (the "Plan"), a fixed stock option plan, for which up to 662,296 common shares can be reserved for issuance to executive officers and directors, employees and consultants. The Plan may be terminated by the board of directors of the Company at any time provided that the termination does not alter the terms or conditions of any option or impair any right of any option holder. The options have a maximum term of five years and generally vest over a period of eighteen months. At June 30, 2002, 119,446 [2001 - 448,096] options are available for future grant under the Plan. The Company could also issue other stock option out of the stock option plan by resolution of the board of directors of the Company at the time required.

i). Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	Number of Optioned Common Shares	Weighted Average Exercise Price
	$	$
Balance, December 31, 1998	173,500	1.70
Options granted	173,000	2.00
Options exercised	(62,500)	1.50
Options forfeited	(25,000)	3.10
Balance, December 31, 1999	259,000	1.80
Options granted	224,000	8.10
Options exercised	(242,800)	2.00
Options forfeited	(26,000)	3.00
Balance, December 31, 2000	214,200	8.00
Options granted	517,000	1.50
Options forfeited	(169,650)	4.00
Balance, December 31, 2001	561,550	3.30
Options granted	4,800,000	US$0.15
Options forfeited	(95,000)	2.90
Balance, June 30, 2002	5,266,550	0.60

IMMUNE NETWORK LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2002

ii). At June 30, 2002 stock options outstanding are as follows

Number of stock options outstanding	Exercise Price $	Expiry Date	Number of stock options exercisable	Exercise Price $
5,000	1.50	21-May-03	5,000	1.50
7,000	1.50	20-May-04	7,000	1.50
8,050	2.30	09-Jun-04	8,050	2.30
43,500	4.00	24-Jan-05	43,500	4.00
69,500	12.00	20-Apr-05	69,500	12.00
121,500	2.50	01-Jan-06	121,500	2.50
77,500	1.00	21-May-06	31,000	1.00
134,500	1.00	02-Dec-06	40,350	1.00
4,800,000	0.24	28-Feb-12	4,800,000	0.24
5,266,550	2.89		5,125,900	0.50

iii). At June 30, 2002 Share Purchase warrants outstanding are as follows

Number of Common Shares Issuable	Exercise Price $	Expiry Date

700,000	US$0.20	6-Mar-07
36,364	14.00	31-Aug-02
736,364

4. Subsequent Events

After June 30, 2002, additional private placement units have been subscribed, on the basis of US$0.10 per unit, each unit converting into one common share and one common share purchase warrant at US$0.15.

Share subscriptions are as follows:

Number Of Unit	Amount In US.	Date of Subscription	Exercise Price	Expiry date	Proceeds In CAD
40,000	US$4,000	12-Jul-02	US$0.10	15-May-04	6,075
120,000	US$12,000	01-Aug-02	US$0.10	15-May-04	18,899
20,000	US$2,000	02-Aug-02	US$0.10	15-May-04	3,169
180,000	US$18,000				28,143

British Columbia Quarterly Report
Securities Commission Form 51-901F

Issuer Details Name of Issuer IMMUNE NETWORK LTD.	For Quarter Ended June 30, 2002		Date of Report Y M D 02 08 29
Issuer's Address 202 - 1768 West 3rd Avenue
City Province Vancouver B.C.	Postal Code V6J 1K4	Issuer Fax No. (604) 733-6631	Issuer Telephone No (604) 733-6623
Contact Person ALLEN BAIN	Contact's Position President & CEO		Contact Telephone No. (604) 733-6808
Contact Email Address info@immunenetwork.com		Web Site Address www.immunenetwork.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
Director's Signature /s/ Allen I. Bain	Print Full Name Dr. ALLEN I. BAIN	Date Signed Y M D 02 08 29
Director's Signature /s/ Mark K. Glusing	Print Full Name Mr. MARK K. GLUSING	Date Signed Y M D 02 08 29

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
JUNE 30, 2002

SECTION 1 - For the Fiscal Year-to-Date (January 1, 2002 to June 30, 2002)

  Deferred costs

Intellectual properties
	Cost $	Accumulated Amortization $	Net Book Value $

2002
Technology	208,835	130,656	78,179
License	25,000	3,500	21,500
Patents	222,107	145,464	76,643
Trademarks	9,899	3,062	6,837
	465,841	282,682	183,159

  Research and development expenditures

2002
$

Consulting	84,340
Laboratory, Office, Sundry	82,025
Salaries & Benefits	71,273
Travel	10,984
248,622
Less: Sub-License fees Revenue	(10,000)
Total Expenses	238,622

c). General and administrative expenditures

2002
$

Consulting	131,278
Interest and bank charges	1,040
Legal, audit and accounting	103,960
Office supplies	75,629
Postage	4,544
Promotion & entertainment	481
Salaries & benefits	60,414
Securities, brokerage and transfer agent fees	58,401
Subscriptions	125
Telephone	4,002
Travel	2,139
442,013
Less: Exchange Gain	(2,594)
Total Expenses	439,419

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
JUNE 30, 2002

SECTION 2. Related Party Transactions

	2002 $	2001 $

Legal fees and expenses charged by a firm where one of the principals is an officer of the Company	19,213	60,337
Consulting fees charged by an accounting firm where one of the principals was an officer of the Company	-	710
Consulting services rendered by directors of the Company	24,000	12,000

SECTION 3 - For the Fiscal Year-to-Date (January 1, 2002 to June 30, 2002)

a). i. Summary of securities issued during for year-to-date period.

Date of Issuer	Type of Security	Type of Issuer	Number	Price	Total Proceeds	Type of Consideration	Commission Paid

11-Feb	Common shares	Preferred Shares Conversion	12,993,638	1.25	-	Shares	NIL
06-Mar	Common shares	Private Placement	150,00	US0.10	24,071	Cash	NIL
06-Mar	Common shares	Private Placement	150,00	US0.10	24,071	Cash	NIL
06-Mar	Common shares	Private Placement	50,00	US0.10	8,024	Cash	NIL
01-Apr	Common shares	Private Placement(1)	100,000	US0.50	80,000	Service	NIL
Total			13,093,988		136,166
Exchange rate: 1.6047 in March , 1.5935 in April

    On April 1st 2002, the Company entered into a consulting agreement with a third party. The company agreed to issue to the consultant an aggregate of 100,000 fully -paid and non-assessable common share in the capital of the Company, at a deemed price of US$0.50 (the exchange rate at 1.5935) per share upon completion of the Services.

ii. Summary of securities subscripted during for year-to-date period.

Name of Units subscription(i)	Amount in US.	Exercise price	# of Units	Warrants Expiry date	Proceeds in CAD
Insiders:
Oh Kim Sun	8,000	US$0.10	80,000	15-May-04	12,246
Others:	54,000	US$0.10	540,000	15-May-04	83,749
Total	62,000		620,000		95,995

(i) The company is processing a private placement, which is at US$0.10 for one unit, each unit converts one common share and one common share purchase warrant at US$0.15.

b). Summary of options granted during the year to date period

Name of Optionee	No. of Options	Exercise Price	Grant Date	Expiry Date
Insiders:
Allen Bain	3,000,000	US$0.15	06-March-02	06-March-12
Oh Kim Sun	900,000	US$0.15	06-March-02	06-March-12
Mark Glusing	900,000	US$0.15	06-March-02	06-March-12
Total	4,800,000

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
JUNE 30, 2002

SECTION 4 - As at the End of the Quarter (June 30, 2002)

  Authorized capital and summary of shares issued and outstanding

Please refer to interim financial statements note 3 (a) and (b).

b) Summary of options, warrants and convertible securities outstanding

Please refer to interim financial statements note 3 (c).

c) Number of shares in escrow or subject to a pooling agreement

The Company has 5,566,667 common shares held in escrow.

SECTION 5. List of Directors and Officers

Dr. Hugh Wynne-Edwards (Director)

Dr. Allen I. Bain (Director, Chief Executive Officer, President)

Mr. Oh Kim Sun, (Director)

Mr. Mark K. Glusing (Director, Chief Operating Officer, Corporate Secretary)

QUARTERLY REPORT TO SHAREHOLDERS -
FOR THE THREE MONTHS ENDED JUNE 30, 2002
FORM 51 901F- SCHEDULE C: MANAGEMENT DISCUSSION

SECTION 1 DESCRIPTION OF BUSINESS

Immune Network Ltd., (the "Company") amalgamated under the laws of the Province of British Columbia, is a biotechnology company discovering and developing new drugs to treat major diseases. The Company is in the process of developing drugs for treatment of various immunological diseases, with a current focus on Alzheimer disease, AIDS and hepatitis C. The Company's strategy is to acquire technology rights, to add value through further development, and to obtain a return on investment in the technologies through licensing agreements, alliances, or spin-offs. The Company has not yet determined the ultimate economic viability of the drugs under development. The Company is a development stage company and does not have sales and marketing operations. To date, the Company has not earned significant revenues from its drug candidates.

SECTION 2 DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

RESEARCH PROGRESS

The Company currently has two major projects under development. The main projects are described as follows:

a) Alzheimer project ("AD2")

In 2002 Q2, the Company continued its 52-week Phase 2 Alzheimer clinical trial. In addition, the Company continued its discussions with academic and corporate collaborators toward the goal of developing and marketing a safe and effective treatment that may slow or arrests the progression of Alzheimer disease. At the end of the quarter, the final patients of the 201 patients initially enrolled in the Company's international phase 2 trial of dapsone for Alzheimer disease completed the 52-week treatment protocol. The DAD2000 trial started with initial patient enrollment in November 2000.

b) Monoclonal antibody projects

In 2002 Q2, the Company continued its work on its two lead monoclonal antibodies, designated as 1F7 and hNM01. At the University of British Columbia, Dr. Brian Conway's laboratory continued its characterization of the 1F7 cell line and its product, toward further work that will establish the utility of 1F7 in the immunotherapy of AIDS and hepatitis C infection. For the hNM01 project, the Company continued to seek opportunities for production of clinical trial grade product, as well as collaborative opportunities for testing hNM01 further, both alone and in combination with other products, both in preclinical models as well as in clinical trials.

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
JUNE 30, 2002

MANAGEMENT

a) April 25, 2002 the Company announced a change in general corporate counsel from Maitland & Co. to Clark Wilson.

b) On April 25, 2002 the Company also announced it scheduled an Annual and Extraordinary General Meeting for June 27th, 2002 at which shareholders voted on a proposed share consolidation of ten (10) old common shares for every 1 (one) new common share.

c) On May 9, 2002 the Company announced that it has appointed Dr. Hugh Wynne-Edwards to its board of directors.

Dr. Wynne-Edwards is a successful entrepreneur, scientist, and businessman having had extended involvement in the technology and biotechnology sectors for many years and has been recognized for his efforts through his appointment as an Officer of the Order of Canada.

d) On May 22, 2002 the Company and Bridge Pharma Inc. announced the signing of an agreement that supersedes a previous joint venture agreement between the parties and provides for an ongoing royalty interest for Immune Network on certain Bridge Pharma revenues.

According to the new agreement, the joint venture is amicably terminated by the parties as of May 28, 2001, and Immune Network will be entitled to a 5% royalty interest in Bridge Pharma net proceeds from former joint venture projects.

e) At the Annual General Meeting held on June 27, 2002 management's proposed resolutions were passed including special resolutions authorizing: (a) the consolidation (reverse split) of the Company's common shares on a ten-for-one basis, every ten common shares before consolidation being consolidated into one common share; (b) the cancellation of the 20,000,000 unissued Class "A" convertible preferred shares, and the alteration of the Articles of the Company by deleting the special rights and restrictions attaching to the Class "A" convertible preferred shares so cancelled; and (c) the increase in the number of authorized common shares on a post-consolidation basis from 20,000,000 to 200,000,000 common shares without par value, the creation of a new class of 20,000,000 preference shares without par value, and the alteration of the Articles of the Company to add special rights and restrictions attaching to the new class of preference shares. Management has been authorized to institute these changes to the Company's share capital structure, which will only become effective once the special resolutions have been accepted for filing by the British Columbia Registrar of Companies. Management will in due course announce the effective date of these changes (including the share consolidation), as well as particulars regarding the new post-consolidation CUSIP number for the Company's common shares and post-consolidation trading symbol

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
JUNE 30, 2002

FINANCIAL HIGHLIGHTS

For the quarter ended June 30, 2002, Immune Network Ltd. incurred a consolidated net loss relating to continuing operations of $840,915, representing a loss of $0.06 per share and net loss from to discontinued operations of $nil, representing a total net loss of $0.06 per share. This compares to a net loss for the quarter ended June 30, 2001 of $4,914,073, representing $0.78 per share and a net loss from discontinued operation $621,267, representing a total net loss of $0.10 per share.

Research and development expenses, for the quarter ended June 30, 2002 were $238,622 as compared to $4,134,736 during the quarter ended June 30, 2001. Research and development expenses incurred in 2002 were primarily due to the cost in relation to the 1F7 & hNMO1 antibody project. The costs relating to the DAD2000 Phase II Alzheimer clinical trial were paid in 2001 for work carried out in both 2001 and 2002. General and administrative expenses for the year ended June 30, 2002 were $439,419 as compared to $560,086 during the quarter ended June 30, 2002.

The results of the B.C. Research Inc. disposition have been recorded in year 2001. As this transaction occurred, the results of operations of the contract sciences and services segment have been shown as discontinued operations on previously reported financial statements and have thus been reclassified.

Legal fees were incurred in the amount of $19,213, during the quarter ended June 30, 2002 [2001 $60,337] to a legal firm where one of the associates was an officer of the company. Consultant fees were incurred in the amount of $24,000, during the quarter ended June 30, 2002 [2001 $12,000] to a person who is one of the directors and officers of the Company

SECTION 3 SUBSEQUENT EVENTS

a). On July 18, 2002 the company announced that it has signed a research agreement with ViroLogic, Inc. (NASDAQ:VLGC) to evaluate Immune Network's monoclonal antibody hNM01 for its ability to inhibit HIV replication.

Under the agreement, ViroLogic's proprietary assays will be used to evaluate the ability of hNM01 to reduce the infectivity of various strains of HIV. hNM01 is a humanized monoclonal antibody that binds to the envelope protein of HIV.

b). On July 26, 2002 the company announced that the share consolidation (reverse split) on a ten old common shares for one new common share basis approved by shareholders at the June 27, 2002 Annual General Meeting, and filed with the Registrar of Companies of British Columbia on June 28, 2002, has been approved by the OTC Bulletin Board®. The company's common shares will commence trading on the OTC Bulletin Board on a post-consolidation basis on Monday, July 29, 2002 under the new symbol IMMFF. The new CUSIP number for the company's post-consolidated common shares is 452025-30-8.

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
JUNE 30, 2002

c). On July 29, 2002 the company announced that it will enter into a collaborative agreement with AbNovo Inc. to develop Immune Network's monoclonal antibody portfolio. Abnovo will be dedicated to developing antibody treatments for viral infections.

d). On August 6, 2002 the company announced that it has signed a letter of agreement with Atrix Laboratories, Inc. (NASDAQ: ATRX) providing Immune Network rights to use, for regulatory purposes, certain biological data from studies involving dapsone which have been carried out by Atrix. Immune Network is entering into this agreement with Atrix as part of its strategy for developing a dapsone product for treating Alzheimer disease.

e). Additional private placement units have been subscribed, on the basis of US$0.10 per unit, each unit converting into one common share and one common share purchase warrant at US$0.15.

Share subscriptions are as follows:

Number	Amount	Date of	Exercise	Warrants	Proceeds
Of Unit	In US.	Subscription	Price	Expiry date	In CAD
40,000	US$4,000	12-Jul-02	US$0.10	15-May-04	6,075
120,000	US$12,000	01-Aug-02	US$0.10	15-May-04	18,899
20,000	US$2,000	02-Aug-02	US$0.10	15-May-04	3,169
180,000	18,000				28,143

SECTION 5 LIQUIDITY AND CAPITAL RESOURCES

The Company had a working capital deficit as of June 30, 2002 of $566,355 (2001: Working capital deficit $2,890,776), the Company had $11,563 in cash and cash equivalents (March 31, 2001: $465,858).

The Company has no commercial revenue and its cash requirements primarily from share issuances. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to the market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

Currently, the Company is actively seeking sources of equity or debt financings to sustain its operations. Although the Company has been successful in the past in obtaining financing through the sale of its equity securities, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future. Although the majority of the expenses in relation to the Company's core focus have been paid in full, the Company continues to operate under difficult capital market conditions. Due to the lack of readily available finance, the Company has been increasingly reducing operating expenses and has been forced to scale back the development of its non-core projects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNE NETWORK INC.

Date: September 4, 2002

/s/ Allen Bain

Allen Bain, Chief Executive Officer